Exhibit 12.1

	Year ended March 31,
	2000		2001	2002	2003	2004
	(in $ Millions)
COMPUTATION OF EARNINGS:
Pretax income (loss) before adjustment for minority interests in consolidated subsidiaries and income or loss from equity investees	1,590		-663	-1,383	-359	-53
Fixed Charges	420		449	322	265	200
Minority interest in pretax income (loss) of subsidiaries that have not incurred fixed charges	0		0	2	-1	0
Total Earnings	2,010		-214	-1,059	-95	147
COMPUTATION OF FIXED CHARGES
Interest Expensed	352		370	249	193	136
Estimate of interest within rental expense	68		79	73	72	64
Total Fixed Charges	420		449	322	265	200
RATIO OF EARNINGS TO FIXED CHARGES	4.79	x	n/a	n/a	n/a	n/a
Deficiency of Earnings to Fixed Charges	—		663	1,371	365	53